MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “ project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the po ssibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in México. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the “Grey Market” (Pink Sheets) in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, La Encantada, and San Martin mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008 and 2007. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its two wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), and First Silver Reserve Inc (“First Silver”), as well as the indirect wholly owned subsidiaries of CFM: First Majestic Plata, S.A. de C.V. (“FM Plata”), Mineral El Pilón, S.A. de C.V. (“El Pilón”), and Minera La Encantada, S.A. de C.V. (“La Encantada”). First Silver underwent a wind up and distribution of assets and liabilities to the Company in December 2007; however, First Silver has not been dissolved pending the outcome of litigation described herein.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of March 31, 2009, unless otherwise stated.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

FINANCIAL PERFORMANCE AND HIGHLIGHTS

Total annual production for 2008 increased by 18% to 4,229,998 ounces of silver equivalents, including 3,654,698 ounces of silver, 1,661 ounces of gold, 7,457,707 pounds of lead and 425,710 pounds of zinc. This compares to the 3,584,265 ounces of silver equivalents produced in 2007 consisting of 3,170,139 ounces of silver, 2,049 ounces of gold and 2,924,146 pounds of lead.

Gross revenue for 2008, prior to smelting charges, was $56.1 million compared to $45.8 million in 2007, an increase of 22.4%. In 2008 the Company shipped 3,590,202 ounces of silver equivalent at an average price of $15.63 per ounce (US$14.66) compared to 3,461,560 ounces in 2007 at an average price of $13.24 (US$12.33).

Due to low metal prices in the latter half of 2008, the Company elected to carry 553,923 ounces of equivalent silver in inventory over the year end from its annual production. The inventory at year end consisted of 429,652 ounces in stockpiles, 101,755 ounces of finished product and 22,516 ounces in process. These ounces are expected to be sold throughout 2009.

Sales revenue (after smelting, refining and transportation charges) for the year ended December 31, 2008 was $44.3 million; an increase of 3% compared to $42.9 million for the year ended December 31, 2007. Smelting, refining and transportation charges increased from $2.9 million in 2007 to $11.8 million in 2008. A primary focus of the Company in 2009 is to increase its scale of operations and to shift its mix of production from concentrates toward doré production to reduce its smelting charges and increase net revenues. Average smelting and transportation charges for doré in 2008 were US$0.39 per equivalent ounce whereas for concentrates were US$4.78 per equivalent ounce (see Non-GAAP measures below).

Direct cash costs per ounce of silver (see Non-GAAP measures below) for the year ended December 31, 2008 decreased to US$5.87 per ounce of silver, compared to US$7.06 per ounce of silver for the year ended December 31, 2007 and US$6.37 per ounce of silver for the fourth quarter of 2008 compared to US$7.97 per ounce of silver for the fourth quarter of 2007 due to higher silver ounces produced in 2008.

Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate smelting which have positively impacted costs for 2009.

At the La Encantada Silver Mine, construction began in June 2008 on the new US$21.6 million cyanidation plant which will have a capacity of 3,500 tonnes per day (“tpd”) once completed. The plant is scheduled to commence operations in July 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars.

Reserve and Resource development was a high priority for the Company in 2008, leading to substantial increases in Reserves and Resources at all of its operating mines. On a consolidated basis, Proven and Probable Reserves increased by 102% to 47.8 million equivalent ounces of silver, compared to 23.7 million equivalent ounces of silver at the end of 2007. Measured and Indicated Resources increased by 9% to 92.3 million equivalent ounces of silver in 2008, compared to 85.1 million equivalent ounces of silver at the end of 2007. Inferred Resources increased by 113% to 158.8 million equivalent ounces of silver in 2008, compared to 74.7 million equivalent ounces of silver at the end of 2007.

During 2008, the Company invested $30.1 million in capital expenditures on its mineral properties, and a further $18.0 million on additions to plant and equipment.

Mine operating earnings for the year ended December 31, 2008 was $7.5 million, an increase of 7% compared to mine operating earnings of $7.0 million for the year ended December 31, 2007.

The Company reduced its operating loss for 2008 to $3.7 million, a 14% reduction compared to an operating loss of $4.3 million for the year ended December 31, 2007.

The Company incurred a net loss after taxes of $5.1 million for the year ended December 31, 2008, compared to a net loss after taxes of $7.2 million for the year ended December 31, 2007. The net loss after taxes for this year was after deducting a non-cash stock-based compensation expense of $3.7 million (2007 - $3.9 million) and recording a recovery for future income taxes of $2.1 million.

Subsequent to December 31, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine, including the completion of the 3,500 tonne-per-day cyanidation plant, and the remainder for general working capital.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

The subsidiaries, mines, mills and properties in México are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties (formerly referred to as the Chalchihuites Group of Properties)
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Cuitaboca Silver Project Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Majestic Services, S.A. de C.V. (a labour services company)	(all of the above)	(all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for the above)	(holding company for the above)	(holding company for the above)

Certain financial results in this MD&A, regarding operations, cash costs, and average realized revenues, are presented in the Mine Operations Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates on which the transactions occurred.

MINING OPERATING RESULTS

Consolidated First Majestic

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
215,646	146,798	Ore processed/tonnes milled	758,338	604,756
207	241	Average silver grade (g/tonne)	219	222
65%	77%	Recovery (%)	68%	73%
930,120	868,354	Silver ounces produced	3,654,698	3,170,139
403	490	Gold ounces produced	1,661	2,049
31,650	27,239	Equivalent ounces from gold	100,496	106,046
2,093,988	1,107,154	Pounds of lead produced	7,457,707	2,924,146
93,239	112,706	Equivalent ounces from lead	450,423	308,079
24,413	-	Pounds of zinc produced	425,710	-
1,403	-	Equivalent ounces from zinc	24,381	-
1,056,219	1,008,299	Total production - ounces silver equivalent	4,229,998	3,584,265
827,845	908,688	Ounces of silver equivalents sold	3,590,202	3,461,560
6.37	7.97	Total US cash cost per ounce(1)(2)	5.87	7.06
5,845	5,346	Underground development (m)	27,890	20,279
4,194	8,122	Diamond drilling (m)	61,440	35,655
37.57	50.30	Total US production cost per tonne (2)	43.08	42.96

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

LA ENCANTADA SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
79,480	37,657	Ore processed/tonnes milled	257,960	185,549
281	370	Average silver grade (g/tonne)	283	306
59%	78%	Recovery (%)	62%	68%
427,753	341,709	Silver ounces produced	1,442,566	1,238,316
-	-	Gold ounces produced	-	-
-	-	Equivalent ounces from gold	-	-
1,195,557	298,269	Pounds of lead produced	3,312,869	1,091,902
56,299	30,933	Equivalent ounces from lead	193,675	128,061
-	-	Pounds of zinc produced	-	-
-	-	Equivalent ounces from zinc	-	-
484,053	372,642	Total production - ounces silver equivalent	1,636,242	1,366,377
450,063	303,056	Ounces of silver equivalents sold	1,529,301	1,272,810
3.82	4.22	Total US cash cost per ounce (1) (2)	3.59	3.35
3,075	1,587	Underground development (m)	8,463	5,647
2,107	532	Diamond drilling (m)	8,048	1,474
32.98	44.26	Total US production cost per tonne (2)	45.93	33.85

LA PARRILLA SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
66,395	53,138	Ore processed/tonnes milled	246,166	179,411
206	222	Average silver grade (g/tonne)	234	204
70%	70%	Recovery (%)	70%	68%
305,685	261,931	Silver ounces produced	1,291,210	802,603
297	142	Gold ounces produced	864	427
15,899	7,884	Equivalent ounces from gold	47,139	22,435
897,031	801,746	Pounds of lead produced	3,979,046	1,782,220
36,864	81,024	Equivalent ounces from lead	245,056	175,785
24,414	-	Pounds of zinc produced	24,414	-
1,403	-	Equivalent ounces from zinc	1,403	-
359,851	350,838	Total production - ounces silver equivalent	1,584,808	1,000,823
228,661	336,405	Ounces of silver equivalents sold	1,282,340	986,390
6.68	8.95	Total US cash cost per ounce (1) (2)	5.39	8.70
1,557	1,477	Underground development (m)	10,457	6,414
668	6,869	Diamond drilling (m)	37,944	30,481
47.01	46.05	Total US production cost per tonne (2)	44.42	42.91

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

SAN MARTIN SILVER MINE

Quarter Ended December 31,		RESULTS	Year to Date December 31,
2008	2007		2008	2007
69,771	56,003	Ore processed/tonnes milled	254,211	239,796
124	171	Average silver grade (g/tonne)	141	171
71%	86%	Recovery (%)	80%	84%
196,681	264,714	Silver ounces produced	920,921	1,129,220
106	348	Gold ounces produced	797	1,622
15,751	19,355	Equivalent ounces from gold	53,357	83,611
1,399	7,409	Pounds of lead produced	165,792	50,024
75	749	Equivalent ounces from lead	11,691	4,233
-	-	Pounds of zinc produced	401,297	-
-	-	Equivalent ounces from zinc	22,979	-
212,315	284,819	Total production - ounces silver equiv.	1,008,948	1,217,065
149,121	269,227	Ounces of silver equivalents sold	778,561	1,202,360
11.43	11.83	Total US cash cost per ounce (1)(2)	10.12	9.92
1,214	2,282	Underground development (m)	8,971	8,218
1,419	721	Diamond drilling (m)	15,448	3,700
33.82	58.40	Total US production cost per tonne (2)	38.90	50.05

(1)
The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge) and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Reconciliation of Cash Costs to GAAP		Three Months Ended December 31, 2008				Year ended December 31, 2008
		San Martin	La Parrilla (1)	La Encantada	Q42008	San Martin	La Parrilla (1)	La Encantada	2008
DIRECT MINING EXPENSES(MMI)	US$	2,437,236	2,642,802	2,175,866	7,255,903	10,332,232	11,048,812	7,558,285	28,939,328
PROFIT SHARING	US$	-	-	-	-	-	-	-	-
OTHER SELLING COSTS
(TRANSPORT, ETC.)	US$	(1,272)	72,397	46,234	117,359	78,930	247,807	235,831	562,568
THIRD PARTY SMELTING	US$	110,772	1,080,074	988,885	2,179,732	571,209	3,977,916	6,667,136	11,216,262
BYPRODUCT CREDITS	US$	(187,427)	(673,849)	(589,497)	(1,450,773)	(1,094,506)	(4,339,639)	(2,613,425)	(8,047,570)
LESS PROFIT SHARING	US$	-	-	-	-	-	-	-	-
TOTAL CASH COSTS	US$	2,359,309	3,121,425	2,621,488	8,102,221	9,887,866	10,934,898	11,847,827	32,670,588

CASH COST PER OUNCE
PRODUCED	US$/OZ	12.00	10.21	6.13	8.71	10.74	8.47	8.21	8.94
SMELTING/REFINING/
TRANSPORTATION
COST PER OUNCE	US$/OZ	(0.56)	(3.53)	(2.31)	(2.34)	(0.62)	(3.08)	(4.62)	(3.07)
DIRECT MINING EXPENSES
CASH COST	US$/OZ	11.43	6.68	3.82	6.37	10.12	5.39	3.59	5.87

TONNES PRODUCED	TONNES	69,771	66,396	79,479	215,646	254,211	246,167	257,960	758,338
OUNCES OF SILVER PRODUCED	OZ	196,682	305,685	427,753	930,121	920,921	1,291,211	1,442,566	3,654,699
OUNCES OF SILVER EQ PRODUCED	OZ EQ	15,633	62,771	62,250	140,654	88,027	302,203	199,626	589,856
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	212,315	359,850	484,053	1,056,218	1,008,948	1,584,808	1,636,242	4,229,998

MINING	$/Tonne	13.18	17.96	11.69	14.10	17.88	18.20	11.03	15.65
MILLING	$/Tonne	13.84	18.50	9.77	13.78	12.93	21.30	7.16	13.69
INDIRECT	$/Tonne	7.91	3.34	5.91	5.77	9.88	5.43	11.14	8.86
SELLING AND TRANSPORT COSTS	$/Tonne	(0.02)	1.09	0.58	0.54	0.31	1.01	0.91	0.74
SMELTING AND REFINING COSTS	$/Tonne	1.59	16.27	12.44	10.11	2.25	16.16	25.85	14.79
BY PRODUCT CREDITS	$/Tonne	(2.69)	(10.15)	(7.42)	(6.73)	(4.31)	(17.63)	(10.13)	(10.61)
DIRECT COST PER TONNE	$/Tonne	33.82	47.01	32.98	37.57	38.90	44.42	45.93	43.08

RECONCILIATION:
Cash Cost	US$	2,359,309	3,121,425	2,621,488	8,102,221	9,887,866	10,934,898	11,847,826	32,670,589
Inventory changes	US$	(305,899)	196,454	(176,063)	(285,508)	(893,499)	(466,693)	293,719	(1,066,473)
Byproduct credits	US$	187,427	673,849	589,497	1,450,773	1,094,506	4,339,639	2,613,425	8,047,570
Smelting and refining	US$	(110,772)	(1,080,074)	(988,885)	(2,179,732)	(571,209)	(3,977,917)	(6,667,136)	(11,216,263)
Other	US$	-	(503,377)	-	(503,377)	-	(278,966)	-	(278,966)
Cost of sales - Calculated	US$	2,130,065	2,408,276	2,046,036	6,584,377	9,517,664	10,550,960	8,087,833	28,156,457
Average CDN/US Exchange Rate		0.8279	0.8229	0.8461	0.8316	0.9438	0.9300	0.9390	0.9372
Booked Cost of Sales - CDN$	CDN$	2,572,773	2,926,679	2,418,181	7,917,633	10,083,947	11,345,291	8,613,007	30,042,245

Note 1: Does not include cost of sales on the intercompany transfers of doré from La Parrilla to parent company in the amount of Cdn$377,170.

Reconciliation of Cash Costs to GAAP		Three Months Ended December 31, 2008					Year ended December 31, 2008
INVENTORY RECONCILIATION (2):		San Martin	La Parrilla	La Encantada	Vancouver	Q42008	San Martin	La Parrilla	La Encantada	Vancouver	2008
Opening inventory	OZ EQ	207,691	334,847	115,714	11,668	669,920	15,592	31,590	31,264	20,650	99,096
Production - silver equivalent ounces	OZ EQ	212,315	359,851	484,053	-	1,056,219	1,008,948	1,584,808	1,636,242	-	4,229,998
Shipments - silver equivalent ounces	OZ EQ	(149,121)	(228,661)	(450,063)	(16,463)	(844,308)	(778,561)	(1,282,340)	(1,529,301)	(24,607)	(3,614,809)
Reduction of stockpile	OZ EQ	-	(123,384)	(37,352)	-	(160,736)	-	(123,384)	(37,352)	-	(160,736)
Inventory adjustments	OZ EQ	(27,853)	21,840	13,730	47,248	54,965	(50,779)	11,382	35,814	46,410	42,827
Shipment adjustments	OZ EQ	(47,832)	(142,437)	10,585	-	(179,684)	-	-	-	-	-
Ending inventory	OZ EQ	195,200	222,056	136,667	42,453	596,376	195,200	222,056	136,667	42,453	596,376
Value of ending inventory	CDN$	1,203,178	1,013,558	628,829	572,147	3,417,712	1,203,178	1,013,558	628,829	572,147	3,417,712

Note 2: The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

REVIEW OF MINING OPERATING RESULTS

The Company turned its focus toward operating efficiencies in the final quarter of 2008, scaling up its mine operations in its three primary mines in an effort to realize economies of scale. Expansions began in July of 2008 at each of the operating mines culminating in higher capacities in the fourth quarter. At the La Parrilla Silver Mine, mill capacity was expanded from 800 tpd and reached 850 tpd in November 2008. At the La Encantada Silver Mine, several improvements were made within the current flotation mill which resulted in overall capacity reaching 1,000 tpd in November 2008. At the San Martin Silver Mine, expansion of the mill was completed in December resulting in an increase in capacity from 800 tpd to 950 tpd. Total capacity has increased from 2,400 tpd to 2,800 tpd, a 17% increase. The impact of the increased scale of production was also aided by a weakening Mexican peso and the net result has been a reduction of the cost per tonne from US$50.30 in the fourth quarter of 2007 to US$37.57 per tonne in the fourth quarter of 2008 (See “Non-GAAP Measures”).

Silver production increased from 3,584,265 equivalent ounces of silver for the year ended December 31, 2007 to 4,229,998 equivalent ounces of silver for the year ended December 31, 2008, an increase of 18%. This can be attributed to an increase of mill throughput tonnage, from 604,756 tonnes in 2007 to 758,338 tonnes in 2008, an increase of 25%. Lead production increased by 155%, from 2,924,146 pounds in 2007 to 7,457,707 pounds in 2008. Gold production decreased by 19%, from 2,049 ounces in 2007 to 1,661 ounces in 2008.

Due to a sharp decline in silver, lead and zinc prices in late 2008, cash management was a priority for the Company. The Company revised its exploration and development plans in late 2008 as it had achieved its targets for Reserves and Resource development resulting in an increase in mine life now equalling more than 20 years.

The Company’s revised mine development plan for 2008 included the completion of 25,000 metres of underground development across its operations and projects, a reduction from its prior target of 46,000 metres; however, a total of 27,890 metres were completed during the year ended December 31, 2008, representing an increase of 38% when compared with the 20,279 metres completed in the previous year.

The Company’s revised plan for diamond drilling in 2008 included a reduction from 82,000 metres to the completion of 60,000 metres of diamond drilling across its operations and projects. Diamond drilling increased by 72%, from 35,655 metres in 2007 to 61,440 metres in 2008.

The fourth quarter of 2008 was impacted by the cut backs that occurred in late 2008. Development decreased by 34%, from 8,876 metres of development completed in the third quarter to 5,845 metres in the fourth quarter. The diamond drilling program saw a reduction of 84%, from 26,666 metres drilled in the third quarter to 4,194 metres drilled in the fourth quarter.

Production increased by 26%, from 840,918 equivalent ounces of silver in the third quarter to 1,056,219 equivalent ounces of silver in the fourth quarter of 2008; however, the results of the third quarter of 2008 were negatively impacted by heavy rains. Silver production increased by 29% from 719,399 ounces in the third quarter to 930,120 ounces in the fourth quarter. Lead production also increased by 38% from 1,518,271 pounds in the third quarter to 2,093,988 pounds in the fourth quarter. Production of gold decreased by 25%, from 536 ounces in the third quarter to 403 ounces in the fourth quarter. The fourth quarter of 2008 also saw an increase of 5% over the equivalent ounces of silver produced in the fourth quarter of 2007.

During the fourth quarter, the overall recoveries of silver from the three mills reflected a decrease from 67% to 65%; however, the overall average silver head grade increased from 196 grams per tonne (“g/t”) of silver in the third quarter to 207 g/t of silver in the fourth quarter.

The Company also reviewed its unfulfilled orders for mining equipment and cancelled pending orders of new equipment. Its original agreement for 20 pieces of equipment in 2008 was scaled back to the nine pieces which had been delivered. Also, the Company restructured its remaining US$2.9 million in equipment lease payments to provide for two years of level monthly payments and accrued interest, commencing February 1, 2009.

Management believes strongly in responsible, sustainable growth and contributing to its people and the communities in which it operates. In March 2009, the Company was awarded the prestigious Socially Responsible Business Distinction for 2008 (Distintivo Empressa Socialmente Responsable 2008) by Centro Mexicano para la Filantropia (CEMEFI). To receive this award, the Company demonstrated responsibility, transparency and sustainability within its operations and projects in México.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESERVES AND RESOURCES UPDATE

Reserve and Resource development was a high priority for the Company in 2008, leading to substantial increases in Reserves and Resources at all of its operating mines. The Company’s management set a target to expand its total Reserves and Resources to 300 million equivalent silver ounces of all combined categories by the end of 2008. Based on updated NI 43-101 reports published between October 2008 and February 2009, the Company defined a total of 140.2 million ounces of silver equivalent in Proven and Probable Reserves and Measured and Indicated Resources, in addition to 158.8 million ounces of silver equivalent in Inferred Resources.

In October 2008, the Company released an updated NI 43-101 compliant resource estimate for the Del Toro Silver Mine. This mineral resource estimate, with a cut-off date of July 31, 2008, included Measured and Indicated Resources of 20.9 million ounces of silver equivalent and Inferred Resources of 36.0 million ounces of silver equivalent.

In December 2008, the Company released an updated NI 43-101 compliant resource estimate for the La Encantada Silver Mine. This mineral resource estimate, with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 35.5 million ounces of silver equivalent, Measured and Indicated Resources of 33.1 million ounces of silver equivalent and Inferred Resources of 20.0 million ounces of silver equivalent.

In January 2009, the Company released an updated NI 43-101 compliant resource estimate for the San Martin Silver Mine. This mineral resource estimate, with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 7.0 million ounces of silver equivalent, Measured and Indicated Resources of 7.6 million ounces of silver equivalent and Inferred Resources of 50.0 million ounces of silver equivalent.

In February 2009, the Company released an updated NI 43-101 compliant resource estimate for the La Parrilla Silver Mine. This mineral resource estimate, prepared with a cut-off date of September 30, 2008, included Proven and Probable Reserves of 5.2 million ounces of silver equivalent, Measured and Indicated Resources of 30.7 million ounces of silver equivalent and Inferred Resources of 52.8 million ounces of silver equivalent.

Shareholders and interested parties are encouraged to read these reports which can be viewed on SEDAR (www.sedar.com) and the Company’s web site at www.firstmajestic.com.

Reserves and Resources data follows:

Note: The 2008 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of September 30, 2008, respectively. The 2008 Resource estimate for the Del Toro Silver Mine is as of July 31, 2008. The 2007 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of October 31, 2007, October 31, 2007 and January 1, 2007 respectively. Measurement is shown in ounces of silver equivalent.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESERVES AND RESOURCES - 2007 AND 2008

	Ag Eq Oz.
				%
Consolidated First Majestic	2007	2008	Increase
			(Decrease)
Proven and Probable Reserves	23,690,775	47,834,309	24,143,534	101.91%
Measured and Indicated Resources	85,083,804	92,320,108	7,236,304	8.50%
Total Proven + Probable Reserves
and Measured + Indicated Resources	108,774,579	140,154,417	31,379,838	28.85%
Inferred Resources	74,732,705	158,804,145	84,071,440	112.50%

La Encantada Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	12,620,835	35,548,863	22,928,028	181.67%
Measured and Indicated Resources	40,122,659	33,107,288	(7,015,371)	(17.48%)
Total Proven + Probable Reserves
and Measured + Indicated Resources	52,743,494	68,656,151	15,912,657	30.17%
Inferred Resources	13,428,000	20,034,145	6,606,145	49.20%

La Parrilla Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	6,107,551	5,246,954	(860,597)	(14.09%)
Measured and Indicated Resources	29,336,405	30,700,000	1,363,595	4.65%
Total Proven + Probable Reserves
and Measured + Indicated Resources	35,443,956	35,946,954	502,998	1.42%
Inferred Resources	38,639,050	52,800,000	14,160,950	36.65%

San Martin Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	4,962,389	7,038,492	2,076,103	41.84%
Measured and Indicated Resources	15,624,740	7,569,820	(8,054,920)	(51.55%)
Total Proven + Probable Reserves
and Measured + Indicated Resources	20,587,129	14,608,312	(5,978,817)	(29.04%)
Inferred Resources	22,665,655	50,000,000	27,334,345	120.60%

Del Toro Silver Mine	2007	2008	Increase	%
			(Decrease)
Proven and Probable Reserves	-	-	-	n/a
Measured and Indicated Resources	-	20,943,000	20,943,000	n/a
Total Proven + Probable Reserves
and Measured + Indicated Resources	-	20,943,000	20,943,000	n/a
Inferred Resources	-	35,970,000	35,970,000	n/a

Note: The 2008 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of September 30, 2008, respectively. The 2008 Resource estimate for the Del Toro Silver Mine is as of July 31, 2008. The 2007 Reserve and Resource estimates for the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine are as of October 31, 2007, October 31, 2007 and January 1, 2007 respectively. Measurement is shown in ounces of silver equivalent.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

MINE UPDATES

La Encantada Silver Mine

Location: Coahuila, México	Ownership: 100%
Reserves/Resources (PP&MI): 68.7 million ounces	Monthly Capacity (Tonnes): 30,000
Employment: 352	2008 Production (Silver Equiv.):1.6 million ounces
2008 Production Costs ($US per Tonne): $45.93	2008 Cash Costs/Oz. ($US, excl. smelting): $3.59

The La Encantada Silver Mine is a producing underground mine located in Northern México in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest city is, Melchor Muzquiz, is 225 kilometres away via 45 kilometres of gravel road and 180 kilometres in paved road. The La Encantada Silver Mine consists of a 1,000 tpd flotation plant, an airstrip, and other facilities, including a mining village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

The La Encantada mine is the Company’s lowest cost producer, and has the highest Reserve / Resource position. This mine is undergoing a US$21.6 million expansion, to be completed in mid-2009, to convert the mill into a 3,500 tpd cyanidation by agitated leaching process, thereby becoming a producer of doré bars. The mill is presently operating at approximately 950 tpd and produces a silver rich lead concentrate.

During the fourth quarter of 2008, construction continued on the 3,500 tpd cyanidation plant. Earth and rock removal at the site preparation are 95% complete, foundations for the leaching tanks are 100% complete and assembly is proceeding with eight of the leaching tanks. The foundations of the primary and intermediate thickeners are complete and the assembly of the primary and intermediate thickeners is progressing well. Also, the construction work for the new tailings dam is in process. Eighty percent of the equipment has been acquired and is in the process of being delivered. To date, the Company has spent US$10.5 million on the plant and the Company estimates commissioning to commence in mid-2009.

At the La Encantada mill, several modifications were completed to increase the mill capacity from 800 to 1,000 tpd, which was completed in November 2008. Production in the fourth quarter was 79,480 tonnes showing an increase of 27% when compared with the 62,406 tonnes produced in the third quarter of 2008. The average head grade was 281 g/t, an increase of 15% when compared to the 244 g/t achieved in the previous quarter due to larger tonnage of high grade ore coming from the mine. A total of 484,053 equivalent ounces of silver were produced during the fourth quarter, which represents an increase of 45% from the 334,595 equivalent ounces of silver in the third quarter. Silver production consisted of 427,753 ounces of silver, an increase of 49% versus the 287,668 ounces in the previous quarter and 1,195,557 pounds of lead, an increase of 54% from the 777,099 pounds in the previous quarter due to better lead recoveries at the flotation plant.

Underground mine development continued with a total of 3,075 metres of development completed in the fourth quarter aimed at several targets including the San Javier/Milagros Breccias, Azul y Oro and the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. This compares to 2,232 metres of development completed in the previous quarter showing an increase of 38%. The purpose of the ongoing underground development program is to prepare for increased production levels in 2009, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. Underground diamond drilling continued with a total of 2,107 metres compared with 2,662 metres drilled in the previous quarter. During the fourth quarter of 2008, the Company decided to substantially reduce the diamond drill and development programs, reducing from three rigs to only one rig operating underground, with the rig engaged in production and operations activities only.

La Parrilla Silver Mine

Location: Durango, México	Ownership: 100%
Reserves/Resources (PP&MI): 35.9 million ounces	Monthly Capacity (Tonnes): 25,500
Employment: 332	2008 Production (Silver Equiv.):1.6 million ounces
2008 Production Costs ($US per Tonne): $44.42	2008 Cash Costs/Oz. ($US, excl. smelting): $5.39

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings, the San Marcos mine and the Quebradillas mine, located approximately 65 kilometres southeast of the city of Durango, México. It includes an 850 tpd mill consisting of a 425 tpd cyanidation circuit and a 425 tpd flotation circuit, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

This is the first mine developed by the Company and its operations have been scaled up continually from a 180 tpd operation in early 2005, to the current average throughput of 840 tpd. This mill produces doré bars and both silver-rich lead and zinc concentrates.

An expansion program of the mill was launched in July 2008 to expand this operation up to 1,000 tpd by April 2009. However, due to market conditions that affected the entire mining sector in the fourth quarter of 2008, the expansion program was suspended resulting in the current mill capacity of 850 tpd.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

During the fourth quarter of 2008, the diamond drilling and development activity for both preparation and exploration decreased. As well, capital expenditures and operating costs were reduced to a minimum in order to compensate for the lower silver and lead prices realized in the fourth quarter.

The most important activities undertaken in the year were the continued underground development at the different areas within the La Parrilla property. This included the preparation of Levels 7 and 8 at the Rosarios/La Rosa area where the new long hole drilling method using a new Stopemate machine began operations in the early part of the year with good results in increasing the productivity. In order to reduce dilution, bolting in the hanging wall was completed and achieved good results. At Quebradillas, development continued to focus on accessing the sulphides areas in the lower levels. At San Marcos and at the San Jose/La Blanca areas, development continued to access new production areas at the lower levels within the mines.

Production from the La Parrilla mill increased from 51,822 tonnes in the third quarter of 2008 to 66,395 tonnes in the fourth quarter of 2008, an increase of 28%. The average head grade of silver at the mill decreased from 213 g/t in the third quarter of 2008 to 206 g/t in the fourth quarter, a decrease of 3%. Recoveries of silver increased from 65% in the third quarter to 70% in the fourth quarter of 2008.

Total silver production from the mill increased from 300,461 ounces of silver equivalent in the third quarter of 2008 to 359,851 ounces of silver equivalent in the fourth quarter of 2008, a 20% increase. The composition of the silver equivalent production in the fourth quarter of 2008 included 305,685 ounces of silver, 297 ounces of gold and 897,031 pounds of lead.

Diamond drilling and underground development continued to define additional Reserves and Resources at the different areas of the La Parrilla property. Due to the lower silver and lead prices, the number of drill rigs that were active during the year were reduced in the fourth quarter, from seven to one. As a result, the total metres of diamond drilling decreased from 18,160 metres in the third quarter of 2008 to 668 metres in the fourth quarter of 2008, a reduction of 96%. However, total metres drilled during the year increased by 24%, from 30,481 metres in 2007 to 37,944 metres in 2008. In addition to the ongoing diamond drill program, a total of 1,557 metres of underground development was completed in the fourth quarter of 2008 which when compared with the 4,347 metres in the third quarter of 2008 shows a decrease of 64%. During the year, a total of 10,457 metres were developed which compared with a total of 6,414 metres completed in 2007 shows an increase of 63%. Underground development in the fourth quarter focused on the La Rosa/Rosario, La Blanca, San Marcos, Quebradillas and San José areas, with the objective of increasing total Reserves and developing new production areas.

In February 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the La Parrilla Silver Mine. This Certificate was achieved after twenty nine months of voluntary environmental audit work, which demonstrates the Company’s sustained focus in complying with international and Mexican mining standards.

San Martin Silver Mine

Location: Jalisco, México	Ownership: 100%
Reserves/Resources (PP&MI): 14.6 million ounces	Monthly Capacity (Tonnes): 28,500
Employment: 310	2008 Production (Silver Equiv.):1.0 million ounces
2008 Production Costs ($US per Tonne): $38.90	2008 Cash Costs/Oz. ($US, excl. smelting): $10.12

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, México. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine, having acquired it in two transactions in May and September 2006. The mill has historically produced 100% doré bars and continues to do so to this day. In early 2008, a 500 tpd flotation circuit was completed to take advantage of the large sulphide Resource at this mine, however, due to low base metal prices and high concentrate smelting charges this circuit is presently not being operated.

During the fourth quarter, in order to reduce operating costs, the Company temporarily reduced the production of ore from the main Zuloaga vein, eliminating all the external contractors and focusing on a combination of ore from the mine and stockpile inventory to feed the cyanidation process. Also, due to the high cost of smelting charges and the low prices of lead and zinc, the operation of the flotation circuit was suspended.

Expansion of the mill commenced in July 2008. The program included adding additional leaching tanks, thickeners and the addition of a third ball mill. The plan was to expand this mill from the historic 800 tpd to 1,200 tpd by April 2009. However, due to market conditions and the need to preserve cash, the expansion program was suspended in November 2008 resulting in the mill running at the current 950 tpd since December 2008. The upgrades included the construction of a new thickener, new clarifiers and new filter presses to complete the expansion of the cyanidation process. Other upgrades completed included the pouring of cement floors around the leaching and thickeners areas and the repair and reinforcement of the older leaching tanks. These improvements are part of the process of achieving a “Clean Industry Certification” from PROFEPA.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Production at the San Martin mine increased from 56,071 tonnes in the third quarter of 2008 to 69,771 tonnes in the fourth quarter, an increase of 24% increase. The average head grade decreased slightly, from 127 g/t in the third quarter to 124 g/t during the current quarter, representing a 3% decrease from during the previous quarter.

Combined recoveries of silver in the quarter were 71%, compared to 89% in the previous quarter, resulting in total production of 212,315 equivalent ounces of silver, which is 3% higher than the 205,862 equivalent ounces of silver in the third quarter of 2008. The equivalent ounces of silver consisted of 196,681 ounces of silver, 106 ounces of gold, and 1,399 pounds of lead.

During the fourth quarter of 2008, a total of 1,419 metres of diamond drilling was completed. This is compared to 5,844 metres drilled in the third quarter amounting to a 76% decrease due to the decrease in exploration corporate wide.

During the fourth quarter, a total of 1,214 metres of underground development was completed compared with 2,297 metres of underground development in the third quarter. An important part of this development continues to be focused on access to the upper levels in the mine where oxide ores are present. During the fourth quarter, work continued at the new zone in the Rosario area where old workings continue to be rehabilitated with additional exploration work and some direct underground development. This activity is ongoing with the purposes of grade control; the development of additional Reserves and Resources; and exploration to define additional targets for future mine expansion.

Del Toro Silver Mine, Zacatecas, México (previously referred to as Chalchihuites Group of Properties)

Location: Zacatecas, México	Ownership: 100%
Resources (MI): 20.9 million ounces	Employment: 50

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of a 320 contiguous hectare land package which covers the old Perseverancia mine and the San Juan mine. In 2004, the Company entered into a number of option agreements and, based on encouraging exploration results in 2005 and 2006, in January 2007, the Company exercised its option to acquire the San Juan silver mine, and in June 2007 exercised its option to acquire the Perseverancia silver mine. During the year ended December 31, 2007, the Company acquired 100 hectares of surface rights covering the area surrounding the San Juan mine.

The Del Toro is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings. The Company has been extracting development ore from the mine and shipping it to its La Parrilla mill for mixing into La Parrilla’s production and for batch metallurgical testing.

On October 28, 2008, the Company announced drill results from hole SSJ-08 and the ongoing drilling program at the Del Toro. Holes SSJ-04 and SSJ-08 represent the discovery of a third deeper massive sulphide ore body which is 25 metres below the two other ore bodies discovered by previous drilling. Drill Hole SSJ-08 cut 62.05 metres (203.58 Ft) of 422 g/t Ag, 6.29% Pb, 6.78% Zn & 0.74 g/t Au.

The Perseverancia area is presently being upgraded and rehabilitated to increase production from the high grade chimney areas. During the fourth quarter, the upgrade of the shaft continued and construction and installation of a new 200 tpd head frame and new hoist was completed which will allow for an increase in production from this area in the following months.

Presently permitting is underway for the construction of a new mill at Del Toro. Assuming all permitting is completed by mid 2009, and funds are available for this project, a new 500 tpd mill is anticipated to be operating in the first half of 2010.

EXPLORATION PROPERTY UPDATES

Cuitaboca Silver Project, Sinaloa, México

The Company has an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, México, which contains at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges. In October 2008, in an effort to reduce costs, the Company temporarily halted its activities at the Cuitaboca project. Further exploration and development consisting of 2,000 metres of direct drifting along the vein and a diamond drill program at both the Colateral and Mojardina veins is being deferred until silver commodity prices recover and/or funds can be allocated to this project. Road construction for access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins was also deferred.

Jalisco Group of Properties, Jalisco, México

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued pending an improvement in market conditions.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

SELECTED ANNUAL INFORMATION

	Year ended December 31 2008 $		Year ended December 31 2007 $		Transitional year Six months ended December 31, 2006 $ (1)

Revenue	44,324,887	(2)	42,924,920	(2)	12,754,965	(2)
Mine operating earnings (loss)	7,501,632		7,007,776		(1,492,118)
Net loss for the period	(5,144,784)	(3)	(7,230,122)		(7,588,192)
Basic and diluted loss per share	(0.07)		(0.13)		(0.17)
Total assets	231,159,649	(4)	185,002,851		185,361,654
Total long term liabilities	38,725,621	(5)	36,591,521	(5)	55,930,797	(5)

(1)	The Company changed its fiscal year end in 2006, from June 30 to December 31. The results disclosed for December 31, 2006, are for the six months then ended, as is required by Canadian GAAP.

(2)

During the year ended December 31, 2008, revenues increased by $1.4 million due to the ramping up of production at the La Parrilla and La Encantada Silver Mines. During the year ended December 31, 2007, revenues increased by $30.2 million over the revenues for the six month transitional year ended December 31, 2006. This increase is primarily due to the difference in volumes of production, and the comparison of one year to a six month period. In the year ended December 31, 2008, the Company shipped 3,590,202 ounces of silver equivalent compared to 3,461,650 ounces of silver equivalent during the year ended December 31, 2007. Increased production of silver has resulted from the ramping up of the La Parrilla mill, and the acquisition of San Martin in June 2006, and La Encantada in November, 2006. In the six months ended December 31, 2006, total silver revenues were attributed to 1,016,583 ounces of silver equivalent.

La Parrilla Silver Mine – During the year ended December 31, 2008, a total 246,166 tonnes of ore were processed with an average head grade of 234 grams per tonne of silver resulting in a total of 1,584,808 equivalent ounces of silver produced and 1,282,340 ounces of silver equivalent shipped. During the year ended December 31, 2007, a total of 179,411 tonnes of ore were processed with an average head grade of 204 grams per tonne of silver resulting in a total of 1,000,823 equivalent ounces of silver produced, and 986,390 ounces of silver equivalent shipped. During the six month period ended December 31, 2006, a total of 29,057 tonnes of ore were processed with an average head grade of 172 grams per tonne of silver resulting in a total of 110,114 equivalent ounces of silver produced.

San Martin Silver Mine – During the year ended December 31, 2008, a total of 254,211 tonnes of ore were processed with an average head grade of 141 grams per tonne of silver resulting in a total of 1,008,948 equivalent ounces of silver produced and 778,561 ounces of silver equivalents shipped. For the year ended December 31, 2007, a total of 239,796 tonnes of ore was processed with an average grade of 171 grams per tonne of silver resulting in 1,217,065 ounces of silver equivalents, and 1,202,360 ounces of silver equivalents shipped. The San Martin mine and mill, over the six month period ended December 31, 2006, processed 128,175 tonnes of ore with an average grade of 192 grams per tonne of silver resulting in 725,055 ounces of silver equivalent.

La Encantada Silver Mine – During the year ended December 31, 2008, 257,960 tonnes of ore were processed with an average head grade of 283 grams per tonne of silver resulting in a total of 1,636,242 equivalent ounces of silver produced and 1,529,301 ounces of silver equivalents shipped. During the year ended December 31, 2007, 1,366,377 equivalent ounces of silver were produced, and 1,272,810 ounces of silver equivalent were shipped, compared to 181,413 equivalent ounces of silver in the prior six month period ended December 31, 2006, which included production only for the months of November and December 2006. Net losses in these periods included non-cash stock based compensation expenses of $3,680,111 for the year ended December 31, 2008 compared to $3,865,689 for the year ended December 31, 2007 and $1,558,892 for the six month transition year ended December 31, 2006.

(3)

There was a net income tax recovery of $1,919,454 in the year ended December 31, 2008 compared to a tax expense of $1,384,647 in the year ended December 31, 2007, attributed primarily to an increase in future income tax benefits as well as a reduction of non-allowable tax deductions.

(4)

During the year ended December 31, 2008, the increase in total assets consists primarily of approximately $5 million in cash and cash equivalents, $38 million on mining interests and plant and equipment, net of depletion, depreciation and translation adjustments.

(5)

During the year ended December 31, 2006, the Company paid $13.3 million for its 25% annual vendor liability to the majority shareholder of First Silver, and the final payment of $13.3 million was due on May 30, 2008 but the payment has been withheld pending resolution of the litigation further described herein (see Liquidity Risk below).

The Company has not paid any dividends since incorporation and it presently has no plans to pay dividends.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

RESULTS OF OPERATIONS

Year ended December 31, 2008 compared to the Year ended December 31, 2007

Gross revenue (prior to smelting, refining and transportation costs) increased from $45.8 million for the year ended December 31, 2007 to $56.1 million for the year ended December 31, 2008, an increase of $10.3 million or 22%. Most of the increase was due to higher average silver prices, from US$12.33 per ounce in 2007 to US$14.66 per ounce in 2008, an increase of 19%, as shipments were only up marginally. Due to low metal prices at the end of 2008, the Company inventoried 554,000 ounces of production to be sold in 2009. Net revenue increased from $42.9 million for the year ended December 31, 2007 to $44.3 million for the year ended December 31, 2008, an increase of $1.4 million or 3%. The increase in commodity prices was not fully realized in 2008 net revenues due to a significant increase in smelter and refining charges, predominantly affecting concentrates sold to the Peñoles smelter.

Effective December 1, 2008, smelting and refining charges were substantially reduced. Subsequently, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate smelting. The Company is also shifting its mix of production toward doré production with the anticipated completion of the La Encantada cyanidation plant, which will reduce the overall smelting charges for the Company due to the significantly lower refining charges for doré compared to concentrates. Production for the year consisted of production from the mines and the mills including production which is inventoried in the form of doré, concentrates, ore in process and stockpile.

Mine operating earnings for the year ended December 31, 2008 was $7,501,632, an increase of 7% over the $7,007,776 of mine operating earnings for the year ended December 31, 2007 and is primarily due to the increase of 128,642 equivalent silver ounces sold in 2008 compared to 2007. Though there was an overall increase in average silver prices in 2008 compared to 2007, this was offset by the increase in smelter and refining charges and an increase in operating costs. There was an increase in depreciation and amortization expenses of $766,964 in 2008 compared to 2007 which were normal charges on plant and equipment related to capital expansions at all three operating mines. Also contributing to the increase in mine operating earnings is a reduction of $3,282,997 in depletion expense for 2008 due to the increase in life of mine from the updated NI 43-101 reports with larger mine reserves and a reduction of depletion due to the effect of inventorying a portion of depletion due to the adoption of the new Canadian GAAP inventory guidelines per CICA HB section 3031.

An operating loss of $3,727,558 was incurred after general and administrative costs and stock-based compensation, for the year ended December 31, 2008 compared to a loss of $4,318,816 for the year ended December 31, 2007 which is a 14% decrease from the prior year. Most of the decrease is attributed to the increase in mine operating earnings as described above and a decrease in stock-based compensation of $185,578 or 5%.

Interest and other expenses increased by $202,833 or 17% compared to the prior year and is primarily attributed to additional interest on capital leases. Investment and other income decreased by $177,424 or 13% from prior year due to declining interest rates on short term investments. There was a significant increase in foreign exchange loss, primarily in the fourth quarter, due to the effect of a strengthening US dollar on outstanding US dollar denominated liabilities, which has had a negative effect on net income for the year.

The income tax benefit recorded in 2008 was $1,919,454 which is the tax benefit attributable to the loss generated by the Company during the year. This compares to an income tax provision of $1,384,647 for 2007, based on the taxable income generated in that year.

The net loss for the year after taxes is $5,144,784 or $0.07 per common share in 2008 compared to $7,230,122 or $0.13 per common share in 2007, for a decrease of $2,085,338 and is primarily due to increased mine earnings in 2008 and to the write off of $1,703,591 in the prior year.

Fourth Quarter of 2008 compared to the Fourth Quarter of 2007

	Q4 2008	Q4 2007
	$	$
Revenue	9,106,605	11,631,477
Mine operating (loss) earnings	(1,126,697)	3,229,142
Operating loss	(3,787,419)	(345,596)
Loss before taxes	(8,053,990)	(524,397)
Income tax (recovery) expense	(2,515,084)	768,234
Net loss for the quarter	(5,538,906)	(1,292,631)

Sales revenue declined by 22% to $9,106,605, compared to $11,631,477 in the fourth quarter of 2007. In the fourth quarter of 2008, the Company also experienced declining silver prices, higher smelting and refining charges and negative sales adjustments related to provisionally priced sales in the previous quarter, as doré settles in one month and concentrates settle in two months from the time of delivery to the smelter. In the fourth quarter of 2008, the average gross revenue per ounce sold was US$11.67 while in the fourth quarter of 2007, it was US$13.85.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Mine operating loss for the fourth quarter of 2008 was $1,126,697 compared to mine operating earnings of $3,229,142 in the fourth quarter of 2007. Cost of sales increased to $8,294,803 in the fourth quarter of 2008, compared to $6,335,226 in the fourth quarter of 2007 due to the processing of lower grade ore and lower recoveries at all three mines. Amortization and depreciation expense increased by $408,189 to $1,049,767 in the fourth quarter of 2008, compared to $641,578 in the fourth quarter of 2007 due to increased investments in plant and equipment. There was a $636,626 reduction in depletion, which was $825,185 in the fourth quarter of 2008 compared to $1,461,811 in the fourth quarter of 2007, due to longer mine life related to updated NI 43-101 reports and the inventory effect of inventorying a portion of depletion due to the adoption of the new Canadian GAAP inventory rules per CICA HB section 3031.

General and administrative expenses decreased by $332,610 to $1,795,307 in the fourth quarter of 2008, compared to $2,127,917 in the fourth quarter of 2007, as the Company took measures to reduce expenditures and preserve cash. Stock-based compensation decreased by $581,406 to $865,415 in the fourth quarter of 2008, compared $1,446,821 in the fourth quarter of 2007, due to a lower number of options granted in the fourth quarter of 2008.

Operating loss was $3,787,419 in the fourth quarter of 2008 compared to $345,596 in the fourth quarter of 2007. This increased operating loss is primarily due to lower mine operating earnings for 2008 compared to 2007.

Loss before income tax was $8,053,990 for the fourth quarter of 2008, compared to $524,397 for the fourth quarter of 2007. Foreign exchange loss increased by $3,534,738, from $215,766 in the fourth quarter of 2007 to $3,750,504 in the fourth quarter of 2008, due to strengthening U.S. dollar relative to the Mexican peso and Canadian dollar. Interest and other expenses increased by $375,696, from $207,734 in the fourth quarter of 2007 to $583,430 in the fourth quarter of 2008, due to higher capital lease obligations in 2008. Lower interest on short-term investments gave rise to a $177,336 reduction in investment and other income, from $244,699 in the fourth quarter of 2007 to $67,363 in the fourth quarter of 2008.

The income tax benefit recorded in the fourth quarter of 2008 was $2,515,084 which is the tax benefit attributable to the loss generated by the Company during the period. This compares to an income tax provision of $768,234 for the fourth quarter of 2007, based on the taxable income generated in that period.

The net loss after taxes was $5,538,906 or $0.08 per share for the fourth quarter of 2008 compared to a net loss of $1,292,631 or $0.03 per share in the fourth quarter of 2007.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock based compensation(1) $	Property write downs $	Note
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	-	2
	Q3	10,817,211	(374,245)	(0.01)	1,035,864	-
	Q2	11,436,889	(296,956)	0.00	670,616	-	3
	Q1	12,964,182	1,065,323	0.02	1,108,216	-
Year ended December 31, 2007	Q4	11,631,477	(1,292,631)	(0.03)	1,446,821	-
	Q3	10,288,478	(2,070,082)	(0.04)	723,992	1,703,591	4
	Q2	10,846,344	(729,658)	(0.01)	775,532	-
	Q1	10,158,621	(3,137,751)	(0.06)	919,344	-

Notes:

(1)

Stock-based Compensation - the net losses are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metals settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million in the fourth quarter of 2008.

(3)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

(4)

Write downs of mineral properties – net losses are impacted by managements’ decision not to pursue certain mineral properties. In the quarter ended September 30, 2007, management elected not to proceed with the acquisitions of the Candameña Mining District and accordingly, included a $1,703,591 one time write down of the carrying value of the Candameña mineral property to its estimated proceeds from disposal.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges. The following analysis provides the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

	Quarter Ended		Year Ended
	December 31,		December 31,
Revenue Analysis	2008	2007	2008	2007
	$	$	$	$
Gross revenues - silver dore bars and concentrates	11,712,165	12,357,792	56,102,459	45,837,983
Less: refining, smelting and transportation charges	(2,605,560)	(726,316)	(11,777,572)	(2,913,063)
Net revenue	9,106,605	11,631,476	44,324,887	42,924,920

Equivalent ounces of silver sold	827,845	908,688	3,590,202	3,461,560
Average gross revenue per ounce sold ($CDN)	14.15	13.60	15.63	13.24
Average exchange rate in the period ($US/$CDN)	1.2123	0.9818	1.0660	1.0740
Average gross revenue per ounce sold ($US)	11.67	13.85	14.66	12.33

LIQUIDITY

At December 31, 2008, the Company had a working capital deficiency of $1,036,466 and cash and cash equivalents of $17,424,123 compared to working capital of $1,125,368 and cash and cash equivalents of $12,835,183 at December 31, 2007. Current liabilities at December 31, 2008 include the long-term vendor liability and associated interest relating to the acquisition of First Silver in the amount of $13,940,237. On July 22, 2008, the Company secured its outstanding vendor liability by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22. The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the litigation described in Liquidity Risk below. Also included in current liabilities at December 31, 2008 is the current portion of capital lease obligations of $1,584,477.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters issuing 8,500,000 Units at an issue price of $5.35 per Unit for net proceeds to the Company of $40,144,471. Each Unit consisted of one common share in the capital of the Company and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one additional Common Share at a price of $7.00 expiring March 25, 2010. In addition, the Company received $1,398,566 pursuant to the exercise of 436,650 stock options and $31,875 pursuant to the exercise of 7,500 share purchase warrants during the year ended December 31, 2008.

During the year ended December 31, 2008, the Company made investments on its mineral properties of $24.5 million (2007 - $18.9 million), and on plant and equipment further expenditures of $14.9 million (2007 - $11.8 million) on a cash basis. In the fourth quarter of 2008, the Company took actions to reduce its rate of spending on exploration and development expenditures, reducing the number of drill rigs deployed from 22 early in the year to four by the end of the year. Although the Company has expended approximately US$10.5 million to date on its capital expansion at La Encantada, this is expected to be a US$21.6 million capital expansion that would increase capacity to 3,500 tonnes per day.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasuries in any asset backed commercial paper securities. See “Liquidity Risk” below.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

2009 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2009. We also discuss the major capital projects planned for the La Encantada mine in 2009. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

PRODUCTION DATA	La Encantada	La Parrilla	San Martin	Consolidated
Tonnes Milled	611,800	275,358	307,753	1,194,911
Silver head grades (grams/tonne)	212	250	150	205
Silver recoveries	60%	75%	80%	68%
Silver ounces	2,572,301	1,604,776	1,187,470	5,364,547
Gold ounces	15	465	1,187	1,667
Lead tonnes	944	1,322	-	2,266
Silver equivalent ounces (1)	2,668,627	1,769,154	1,266,625	5,704,406
AVERAGE COSTS
Production costs per ounce (US$)	4.71	6.83	9.10	6.40
Smelting/refining per ounce (US$)	1.38	1.23	0.28	1.09
Transport and marketing per ounce (US$)	0.17	0.18	0.16	0.17
Production costs per tonne (US$)	21.72	39.79	35.10	28.84

(1) Pricing assumptions for equivalents – Au = US$800/oz., Pb = US$0.55/oz. , Zn = US$0.50/oz.

Silver production is expected to increase in mid 2009 when the La Encantada plant expansion is completed and plant capacity has been increased from 1,000 tpd to 3,500 tpd. The Company expects to gradually bring the new cyanidation plant into production beginning with production of 1,000 tpd in the first month, 2,000 tpd in the second month, 3,000 tpd in the third month, and achieving full capacity of 3,500 tpd in the fourth month of production.

Capital expenditures at the La Encantada mine are expected to amount to US$21.6 million upon completion in mid-2009.

Cash costs are expected to remain constant due to foreign exchange translation effects on domestic peso based costs which when translated into US dollars have shown a decrease from earlier in 2008. The Company estimates that 65% of the production costs are in pesos, and 35% are denominated in U.S. dollars.

Smelting and refining charges are expected to decrease in 2009 due to new refining and smelting agreements entered into in February 2009 for doré and concentrate production. With the shift in production at the La Encantada mine, the mix of doré to concentrate production will increase from 49% to 92% by the fourth quarter of 2009.

Sales of coins, ingots and bullion will increase in the year from 5% of production in Q1/09, to approximately 10% by the end of Q2/09 and will remain at that level for the balance of 2009. These sales result in approximately a 10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2008, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

(a)	incurred $248,025 (2007 - $197,696) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b)

incurred $310,920 (2007 - $478,206) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in México pursuant to a consulting agreement.

(c)

incurred $8,010,843 (2007 - $1,728,222) of service fees with a mining services company sharing our premises in Durango México. This related party provides management services and pays mining contractors who provide services at the Company’s mines in México. Of the fees incurred, $3,122,130 was unpaid at December 31, 2008 (December 31, 2007 - $94,724). This relationship was terminated in February 2009.

(d)	incurred $7,365 (2007- $254,742) to a director of the Company as finder’s fees upon the completion of certain option agreements relating to the Del Toro Silver Mine.

(e)	provided a loan of US$30,000 (2007-$nil) to a director of the Company. This loan was fully repaid subsequent to December 31, 2008.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

The board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

MANAGEMENT OF CAPITAL RISK

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns on its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2007.

The Company’s capital structure consists of shareholders’ equity, comprising of issued capital, share capital to be issued, contributed surplus, retained earnings (deficit) and accumulated other comprehensive loss.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. As a result of the funding received subsequent to year end, the Company expects that the capital resources available to it will be sufficient to carry out its development plans and operations for at least the next twelve months.

FINANCIAL INSTRUMENTS AND RISKS

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells its silver primarily to one international organization with a strong credit rating, payments of receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.1 million as at December 31, 2008, a significant portion which is past due. The Company expects to recover the full amount.

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. The Company does not have any committed loan facilities. As at December 31, 2008, the Company has outstanding accounts payable and accrued liabilities of $17.3 million which are generally payable in 90 days or less.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940 (see “Liquidity” above). Although, the Company does not have a history of operating profits, the Company believes it will generate sufficient cash from operations which together with cash on hand at March 27, 2009, will be sufficient to meet operating requirements as they arise for at least the next twelve months.

The Company has an obligation regarding its purchase of First Silver Reserve (“FSR”) to make a final instalment payment of $13,341,380, due on May 30, 2008, and to make simple interest payments at 6% per annum, payable quarterly on the outstanding vendor balance. In November 2007, an action was commenced by the Company and FSR against the previous majority shareholder of FSR (“Majority Shareholder”), who was a previous director, President and Chief Executive Officer of FSR, and a company he controls, whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer of FSR, he engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory requirements owed to FSR, which resulted in FSR not acquiring a mine. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

FIRST MAJESTIC SILVER CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2008

Pending resolution of the litigation set out above, the Company has withheld payment of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008 totalling $598,857 to the previous Majority Shareholder, and has maintained a reserve of cash in the amount of such instalments. The Company has withheld payments of the final instalment and interest, combined to a total of $13,940,237 due May 30, 2008 until such litigation has been resolved, and such date is presently not determinable. The Company filed on July 22, 2008 an irrevocable Letter of Credit with the Supreme Court of British Columbia as security for this matter.

The Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$ 3,814,049	$ 1,815,197	$ 1,998,852	$ -	$ -
Purchase Obligations (1)	5,984,323	5,984,323	-	-	-
Vendor Liability on Mineral Property (2)	1,372,973	1,372,973	-	-	-
Total Contractual Obligations (3)	$11,171,345	$9,172,493	$1,998,852	$ -	$ -

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project
(2)	Vendor liability on mineral property totalling US$1,121,160 on the Quebradillas Mine at La Parrilla.
(3)	Amounts above do not include payments related to the Company’s future asset retirement obligations (see Note 20), nor do they include accounts payable and accrued liabilities of $17.3 million. Excludes the vendor liability relating to the acquistion of First Silver of $13,940,237.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Mexican peso denominated cash and cash equivalents, accounts receivable, investments in mining interests and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Mexican peso and the Canadian dollar is included in the table below.

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead and zinc. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control.

The Company does not use other derivative instruments to hedge its commodity price risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest bearing financial liabilities comprise fixed rate debt instruments and capital leases with terms to maturity ranging up to three years.

The sensitivity analyses below have been determined based on the undernoted risks at December 31, 2008.

	Reasonably possible changes
	$US Denominated Silver Commodity Price	$US / Peso Echange Rate	Peso / $CDN Exchange Rate	Market Interest Rate
Impact on Annual Operations	+/- 10%	+/- 10%	+/- 10%	+/- 25 bps
Net Income (1)	$5,196,932	$2,604,453	$2,557,372	$43,560
Other Comprehensive Income (1)	$-	$-	$440,923	$-

(1)	These sensitivities are hypothetical and should be used with caution, favourable hypothetical changes in the assumptions result in an increased amount and unfavourable hypothetical changes in the assumptions result in a decreased amount of net income and/or other comprehensive income.

Fair Value Estimation

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivables, other receivables, derivative financial instruments, accounts payable and accrued liabilities, employee profit sharing payable, capital lease obligations and vendor liability.

Marketable securities and derivative instruments are carried at fair value. The fair values of accounts receivable, other receivables, accounts payable and accrued liabilities, unearned revenue, employee profit sharing payable and capital lease obligations approximate their carrying value due to the short term nature of these items. The fair value of the vendor liability and interest payable is not readily determinable due to the uncertainty with respect to the outcome of the litigation described in Note 10 in the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for period ended December 31, 2008. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests
The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company has completed an impairment review of its properties at December 31, 2008. The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment
Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs
The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2008.

Income Taxes
Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Coincident with the tax consolidation, México introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in México. Management has reviewed its IETU obligations and its consolidated tax position at December 31, 2008, and management is required to assess whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation
The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

Capital Disclosures and Financial Instruments - Disclosures and Presentation
Effective January 1, 2008, the Company adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”).

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Inventories
The Company adopted CICA Section 3031, Inventories, on January 1, 2008. This section provides further guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of the new standard did not have a material impact on the Company’s results of operations or financial position.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted. The Company is currently assessing the impact of these new standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management reviewed internal controls in detail in 2008 and noted weaknesses in internal controls related to education and adoption of new automated internal controls in México proposed when its new accounting information systems were adopted in the first quarter of 2008. The risk of material error is mitigated by extensive management review of financial reports and various account reconciliations and analyses in both México and Canada. Management is continuing to rely significantly on substantive testing and detailed analyses in parallel with establishing detailed controls over the new systems in order to mitigate specific weaknesses while ensuring the fair presentation of its annual financial statements.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in México but these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2008.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. While the effects of IFRS have not yet been fully determined, the Company has identified several key areas where it is likely to be impacted by accounting policy changes, including the accounting for Property, Plant and Equipment, Asset Retirement Obligations and Business Combinations. Further detailed analysis of these areas is underway, and no decisions have yet been made with regard to accounting policy choices.

A more detailed review of the impact of IFRS on the Company’s consolidated financial statements, and other areas of the Company is in progress and is expected to be completed by the end of 2009. The Company will continue to monitor changes in IFRS during the implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting. There will be changes in accounting policies related to the adoption of IFRS and these changes may materially impact the Company’s financial statements in the future.

OTHER MD&A REQUIREMENTS

(a)	Additional information relating to the Company may be found on or in:
• SEDAR at www.sedar.com,
• the Company’s Annual Information Form,
• the Company’s audited consolidated financial statements for the year ended December 31, 2008.

(b)	Outstanding Share Data as of the Report Date:
As of March 31, 2009, the Company has the following securities outstanding:

Issued common shares: 82,341,636 common shares

Stock options chronologically:

The following table summarizes the stock options outstanding at March 31, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
3.28	12,500	12,500	June 13, 2009
4.32	605,000	605,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	13,750	October 17, 2010
4.45	600,000	450,000	October 30, 2010
4.34	50,000	37,500	November 1, 2010
4.42	25,000	18,750	November 12, 2010
4.34	200,000	150,000	December 5, 2010
4.42	50,000	37,500	February 20, 2011
4.65	100,000	75,000	March 25, 2011
4.19	20,000	10,000	April 26, 2011
4.02	100,000	50,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	130,000	65,000	July 4, 2011
4.15	300,000	150,000	July 28, 2011
3.62	695,000	347,500	August 28, 2011
1.60	200,000	50,000	October 8, 2011
1.27	118,750	29,688	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
4.65	25,000	25,000	June 20, 2012
4.34	925,000	693,750	December 5, 2012
3.62	100,000	50,000	August 28, 2013
1.44	240,000	60,000	November 10, 2013
1.56	550,000	137,500	December 17, 2013
	6,721,250	4,723,438

The following table summarizes the share purchase warrants outstanding at March 31, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
	9,131,288